Exhibit 99.1

China Digital TV Raises Guidance for Fourth Quarter 2013 Shipments and Revenue

BEIJING, January 10, 2014 -- China Digital TV Holding Co. Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of conditional access ("CA") systems to China's expanding digital television market, announced today that it has raised its guidance for smart card shipments and revenue for the fourth quarter ended December 31, 2013.

China Digital TV now expects fourth quarter 2013 smart card shipments to be in the range of 4.8 million and 5 million exceeding the previously announced guidance range of 3.9 million to 4.2 million given on November 19, 2013. For the fourth quarter of 2013, China Digital TV now estimates net revenues to be in the range of US$25 million and US$26 million, compared to previous guidance in the range of US$17.6 million and US$18.9 million.

“Taking into account usual seasonal factors ahead of the Chinese New Year, our fourth quarter shipment volumes were better than we expected due to stronger smart card demand largely driven by operators in China’s cable TV market,” said Mr. Jianhua Zhu, China Digital TV's chairman and chief executive officer.

The outlook for the fourth quarter of 2013 is an estimate. Actual results are subject to the finalized financial reports of the fourth quarter of 2013.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fourth quarter of 2013 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

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About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

For investor inquiries, please contact:

In China:

Nan Hao
Investor Relations Manager
Tel: +86-10-6297-1199 x 9780
Email: ir@chinadtv.cn

Josh Gartner
Brunswick Group
Tel: +86-10-5960-8610
Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng
Brunswick Group
Tel: +1-212-3333810
Email: chinadigital@brunswickgroup.com

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